Zentek Provides PDAC 2026 Update -

Government and First Nations Engagement

Company advances Albany Graphite relationships across

federal, provincial, and community levels

Guelph, Ontario, March 9, 2026 - Zentek Ltd. (TSX-V: ZEN) (NASDAQ: ZTEK) ("Zentek" or the "Company") is pleased to provide shareholders with an update on its activities at and around the PDAC 2026 Convention held in Toronto from March 1-4, 2026.

Government Engagement

On March 2, 2026, the Company participated in the TSX Canadian Mining Roundtable, hosted in conjunction with Greg Orencsak, Deputy Minister of Natural Resources Canada. The session brought together mining companies and senior government officials to discuss Canada's critical minerals strategy and the role of domestic projects in securing NATO-aligned supply chains. Albany Graphite's demonstrated nuclear-grade purity and Northern Ontario location were central to the Company's contributions to the discussion.

The Company also held separate meetings with representatives of the federal government and Invest Ontario during PDAC week, continuing to advance Albany's positioning within federal and provincial critical minerals funding frameworks. These conversations are consistent with the government engagement strategy the Company outlined in its February 26, 2026, news release.

First Nations Engagement

The Company attended a working session hosted by the Chiefs of Ontario covering Indigenous consultation frameworks applicable to mineral development in Ontario, including the Mushkegowuk Council Consultation Protocol and the Wabun Model for industry-community engagement throughout the mining sequence.

Following this session, the Company held a working session with representatives of Constance Lake First Nation ("CLFN"), the Company's Indigenous partner at the Albany Graphite Project. Zentek and CLFN have an existing implementation agreement that sets out governance, roles, responsibilities, and a framework for a future project partnership structure. The working session was focused on advancing collaboration as the Company moves toward the initiation of environmental baseline studies and the preparation of a new Preliminary Economic Assessment, consistent with the Company's previously disclosed development roadmap.

Mr. Peter Wood, P.Eng., P.Geo., Vice President of Development of the Company's wholly owned subsidiary Albany Graphite Corp., a "Qualified Person" under NI 43-101, has reviewed and approved the technical information contained in this news release.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted in collaboration with American Energy Technologies Company as previously disclosed by the Company on September 22, 2025, has confirmed that Albany graphite achieves ultra-high purity of 99.9992% with an equivalent boron concentration of 2.60 ppm, meeting benchmarks for potential nuclear-grade applications, and has demonstrated near-theoretical electrochemical performance for lithium-ion battery anodes. The project is being advanced as a potential North American source of critical-grade graphite for nuclear, battery, and defence supply chains.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to, statements regarding: the Company's plans to develop the Albany Graphite Project; potential government funding; alignment with NATO, federal, and provincial critical minerals mandates; collaboration with CLFN; and the Company's business strategy, plans, and objectives. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. These risks include, but are not limited to, such risks set out in the Company's management discussion and analysis available on SEDAR+: The Company undertakes no obligation to update forward-looking statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com